Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,										Six Months Ended June 30,
	2004		2005		2006		2007		2008		2009
	(dollars in thousands)
Income before income tax expense	99,529		95,300		73,955		38,701		(54,063)		4,274
Equity in losses of equity-method investees	615		42		(1,721)		(1,042)		(448)		19
Net income before equity in losses of equity-method investees	100,144		95,342		72,234		37,659		(54,511)		4,293

Add fixed charges:
Interest expense including amortization of debt issuance costs	31,184		37,272		54,843		70,772		78,071		40,204
Estimate of interest within rental expense	5,116		4,208		4,755		4,699		6,885		3,157
	36,300		41,480		59,598		75,471		84,956		43,361
Adjusted earnings	136,444		136,822		131,832		113,130		30,445		47,654

Ratio of earnings to fixed charges (1)	3.8	x	3.3	x	2.2	x	1.5	x	0.4	x	1.1	x

(1)  The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.